Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

82-3336

02015001

02 FEB 11 AM 8:23

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense, 03 January 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press information :

- 9 May 2001
- 26 June 2001
- 24 July 2001
- 05 September 2001
- 17 September 2001
- 08 November 2001

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Sincelery yours.

Finance Department Manager

F. MOREAU

dw 2/11

November 8, 2001

RESULTS IN LINE WITH PREVIOUS EXERCISE

The Board of Directors of Ciments Français, chaired by Yves René Nanot, met on November 6, 2001 to review the Group's estimated consolidated financial statements for the nine months ended September 30, 2001.
These accounts are unaudited and have been prepared in accordance with the Group's accounting practices.

CONSOLIDATED FINANCIAL DATA:

Millions of Euros	At september 30, 2001	At september 30, 2000	Change (in %)
Net sales	2,140.3	1,987.2	+7.7
Operating income	399.2	360.7	+10.7
Consolidated net income	153.5	144.7	+6.1
Attributable net income	136.1	137.1	-0.7

CONSOLIDATED SALES:

Breakdown by geographic zone

Millions of Euros	At september 30			
	2001	2000	Change (in %)	Change (in %) (1)
France	868.8	828.1	4.9	4.6
European Union (excluding France)	334.9	304.3	10.1	10.0
Other countries	936.7	854.5	9.6	0.0
Total	2,140.3	1,987.2	7.7	3.4

(1) At comparable size and exchange rates

BUSINESS TRENDS:

In the first nine months of the year, consolidated sales improved by 7.7% compared to the corresponding period in the previous year (3.4% at comparable size and exchange rates).

There was a slackening in activity in North America during the 3rd quarter, but it is still sustained in the Mediterranean area and emerging countries, with the exception of Turkey. There is some progress in France and Belgium, in particular as regards materials.

In this context, there is a 10.7% improvement in the operating income due to favourable sales price developments and containment of production costs.

The 0.7% drop in net income follows on the increase in financial costs which is mainly due to the impact of devaluation of the Turkish Lira and of exceptional expenditure.

The Group also took a 25% share in the capital of the SUEZ CEMENT COMPANY, the leading Egyptian cement manufacturers, and thus became their principal shareholder and strategic partner.

OUTLOOK :

Recent economic developments may lead to a slowing down of activity, although it is likely to be less marked in the construction and public works sectors.

In this very uncertain climate, the Group is pursuing restructuring activities, in particular in France and Belgium, and is maintaining its industrial efficiency programme.

The Group will seek to maintain results at the last year level.

Visit our web sites : Ciments Français : www.cimfra.com
Italcementi Group : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
France
Tel : +33 (0)1 42 91 75 00
Fax : +33(0)1 47 76 11 35

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

17 Septembre 2001

SUEZ CEMENT APPROUVE L'AUGMENTATION DE CAPITAL RESERVEE

L'Assemblée Générale Extraordinaire de SUEZ CEMENT a approuvé ce jour les résolutions qui lui ont été soumises et qui autorisent l'augmentation de capital de 10.1 Millions d'actions nouvelles à 51 Livres Egyptiennes réservée à CIMENTS FRANÇAIS (groupe ITALCEMENTI) et la modification des statuts.

Cette décision permet le lancement d'une OPA sur 5.9 millions d'actions existantes qui, combinée à l'augmentation de capital, donnera au groupe ITALCEMENTI 25 % du nouveau capital de SUEZ CEMENT.

Sur internet : Ciments Français : http://www.cimfra.fr
Italcementi Group : http://www.italcementigroup.com

Tour Ariane
92088 Paris la Défense cedex
France

Tel. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55

EXEMPTION NUMBER
FILE N° 82.3336

September 5, 2001

IMPROVEMENT IN OPERATING MARGINS

The Board of Directors, chaired by Yves René Nanot, met on September 3, 2001, and examined the accounts for the first six months of 2001.

CONSOLIDATED ACCOUNTS

Key figures

Millions of Euros	1st half 2001	1st half 2000	Variation 2001/2000
Sales	**1,402.1**	**1,291.4**	**+ 8.6 %**
Operating Income	**242.2**	**208.2**	**+ 16.3 %**
Consolidated Net Income	**87.4**	**78.7**	**+ 11.1 %**
Attributable Net Income	**75.6**	**75.2**	**+ 0.5 %**

BUSINESS TRENDS

Group sales, with 8.6% growth as compared to the first half of 2000 (+ 3.7% for comparable basis of consolidation and exchange rate) have shown sustained performance, in emerging countries, Morocco, Thailand, and Bulgaria, and in the Mediterranean area, Spain and Greece. Turkey was an exception. France and Belgium remained at a satisfactory level, and there was a slight slackening in the U.S.A. However, the situation in Turkey which was seriously affected by an economic and monetary crisis, remains difficult.

In this globally favourable environment, tighter cost control and beneficial sales price developments have led to 16.3% growth of the operating income. The significant increase of financial costs, in the main due to the impact of the devaluation of the Turkish currency, brought the increase in the group's consolidated net income down to 11.1%, compared to the first half of 2000. The attributable net income remains roughly at the same level as last year, owing to the considerable increase of the minority share in the Moroccan and Thai subsidiaries.

.../...

PARENT COMPANY

CIMENTS FRANÇAIS S.A. net income for the first half of 2001 was 70.7 Million Euros.

OUTLOOK

Despite the deterioration of the global economic climate, cost control plans which were initiated at the end of last year should enable the group to achieve results equivalent to those of 2000.

Visit our web sites : Ciments Français : www.cimfra.com
Italcementi Group : www.italcementigroup.com

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

July 24, 2001

CIMENTS FRANÇAIS REPORTS FIRST-HALF SALES INCREASE

Consolidated sales for the first half of the year totaled **1,402 million euros**, an increase of 8.6% versus 2000 (3.7% at constant size and exchange rates). First-half 2001 sales figures include six months of business of Zuari Cement Ltd. in India.

Business levels remained very sustained during the first half of the year in emerging markets (Thailand, Morocco and Bulgaria), as well as in the Mediterranean region (Spain and Greece). Business remained healthy in France and Belgium, but showed signs of a slight slowdown in the United States. Turkey remains an area of concern since the country is seriously affected by an economic and monetary crisis.

In light of these results and efforts to control costs, the Group expects its income performance to be at least equivalent to the previous year.

Breakdown by geographic zone	AT JUNE 30			
In millions of euros	2001	2000	Change (in %)	Change (in %) (1)
France	581	561	3.4 %	3.2 %
EUROPEAN UNION (excluding France)	225	207	9.2 %	9.2 %
OTHER COUNTRIES	596	523	13.9 %	2.2 %
TOTAL	**1,402**	**1,291**	**8.6 %**	**3.7 %**

(1) At constant size and exchange rates

Breakdown by sector	AT JUNE 30			
In millions of euros	2001	2000	Change (in %)	Change (in %) (1)
CEMENT	922	844	9.2 %	2.5 %
CONSTRUCTION MATERIALS	480	447	7.4 %	6.0 %
TOTAL	**1,402**	**1,291**	**8.6 %**	**3.7 %**

(1) At constant size and exchange rates

Visit our web sites : Ciments Français : http://www.cimfra.com
Italcementi Group : http://www.italcementigroup.com

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

June 26, 2001

Ciments Francais, a unit of Italcementi Group, has been selected by the Board of Directors of Suez Cement Company to become the strategic partner of the leading cement company in Egypt.

In 2000, Suez Cement Company took control of Tourah Cement and its consolidated turnover reached 1,287 million Egyptian pounds (about 385 million Euros). The gross operating margin represented over 40% of the turnover.

Suez Cement Company has a capacity of 8.5 million tons on three sites (Suez, Quattamiah and Tourah) and its market share is approximately 30%.

Following an extraordinary general meeting of Suez Cement Company to approve a capital increase of 10.1 million shares and a public offer of 5.9 million shares, and after conditions precedent have been satisfied, Ciments Francais will become the largest shareholder in the company, with a 25% stake. The total investment would amount about 250 million Euros.

This acquisition is a further step in the Italcementi Group's strategy of strengthening its presence in high growth emerging markets, and gives it a solid position in the fast developing Egyptian market.

Visit our websites : Ciments Français : www.cimfra.com
Italcementi Group : www.italcementigroup.com

Tour Ariane
92088 Paris la Défense cedex
France
Tél. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55

EXEMPTION NUMBER
FILE N° 82.3336

9 May 2001

FIRST QUARTER 2001
GROWTH IN OPERATING INCOME

The Board of Directors of Ciments Français, chaired by Yves René Nanot, met on April 26, 2001 to review the Group's consolidated financial statements for the three months ended March 31, 2001. These accounts are unaudited and have been prepared in accordance with the Group's accounting practices.

CONSOLIDATED FINANCIAL DATA :

In millions of euros	At March 31, 2001	At March 31, 2000 Pro forma	Change (in %)	At March 31, 2000 Published
Net sales	623.4	574.0	8.6	574.0
Operating income	69.6	60.1	15.9	73.0
Net income, Group share	-0.3	6.3	-	14.6

With effect from first-half 2000, the Group changed the method of accounting for major maintenance projects. This change has been approved by the french market authorities. First quarter 2000 results have been restated on a pro forma basis to enable more accurate comparison.

CONSOLIDATED SALES:

Breakdown by geographic zone

In millions of euros	At March 31			
	2001	2000	Change (in %)	Change (in %) (1)
France	269.3	268.1	0.5	0.5
European Union (excl. France)	105.5	98.6	7.0	6.7
Other countries	248.6	207.3	19.9	5.4
Total	623.4	574.0	8.6	3.3

(1) At comparable size and exchange rates

BUSINESS TRENDS :

Despite particularly unfavorable climatic conditions in comparison with those experienced last year in Europe and the United States, consolidated sales advanced 8.6 percent (3.3 percent at comparable size and exchange rates) for the first three months of 2001.
Sales growth in emerging markets largely offset weaker sales in France, Belgium and North America.

Generally satisfactory trends for volumes and prices led to satisfactory operating performance. However, net income declined due to the negative impact of the Turkish pound devaluation.

OUTLOOK :

Barring a significant worsening of the economic environment, the Group maintains its profit objectives for full-year 2001.

Visit our web sites : Ciments Français : www.cimfra.com
Italcementi Group : www.italcementigroup.com

APPENDICES

CONSOLIDATED STATEMENT OF INCOME FOR 3 MONTHS ENDED MARCH 31:

In millions of euros	1st Quarter 2001	1st Quarter 2000	
		Published	Pro forma
Net sales	**623.4**	**574.0**	**574.0**
Gross operating margin	**121.2** *19.4%*	**120.7** *21.0%*	**107.7** *18.8%*
Operating income	**69.6** *11.1%*	**73.0** *12.7%*	**60.1** *10.5%*
Net interest expense	(34.5)*	(20.6)	(20.6)
Other income and expense	0.7	(0.9)	(0.9)
Income before taxes and minority interest	**35.8** *5.7%*	**51.5** *9.0%*	**38.6** *6.7%*
Income tax	(16.7)	(21.2)	(16.6)
Equity in affiliates net income	(0.2)	(1.2)	(1.2)
Amortization and depreciation of goodwill and other intangible assets	(13.4)	(11.9)	(11.9)
Net income before minority interests	**5.4** *0.8%*	**17.2** *3.0%*	**8.9** *1.6%*
Minority interests	(5.7)	(2.6)	(2.6)
Net income (Group share)	**(0.3)** *-0.0%*	**14.6** *2.5%*	**6.3** *1.1%*

* Interest expense includes approximately 9 millions euros in losses on foreign exchange from the Turkish pound.

CONSOLIDATED SALES :

Breakdown by sector In millions of euros	At March 31			
	2001	**2000**	**Change (in %)**	**Change (in %) (1)**
Cement	400.5	361.5	10.8	3.2
Construction materials	222.9	212.5	4.9	3.6
Total	623.4	574.0	8.6	3.3

(1) At comparable size and exchange rates